Exhibit 99.2

August 30, 2021

Fellow Shareholders,

Our company delivered solid second quarter results, with excellent bottom line profit and positive cash flow from operations. Our strategy to focus on project sales at the NTP stage is paying off: gross margin of 61.0% and net income of $7 million were well ahead of analyst forecasts. This is the most profitable quarter since we became a pure-play project developer in the third quarter of 2017. Adjusted EBITDA of $10 million represented an increase of 66% from the first quarter 2021 and 33% from the second quarter of 2020. Furthermore, our business model is also showing its strength. Second quarter marked our fifth consecutive quarter of profitability, with the bottom line well ahead of expectations despite sequentially lower revenue due to the timing of a project sale. Our growth was primarily driven by the strength in both Europe and the U.S. with strong demand for high-quality projects. (We expect to complete the sale of a 12MW project in Spain within the next month, and as such, we will recognize revenue from the sale in the third quarter of 2021.)

This excellent bottom-line performance was driven by our team’s superb execution. First, we successfully closed the sale of a 38 MW portfolio of solar projects in Poland to Obton, a leading international solar investment company based in Denmark. The projects were sold at the NTP stage, and ReneSola Power will be responsible for EPC management, project financing, and the final delivery of the projects to Obton at the COD. Second, we completed the sale of a total of 5 MW projects in Maine, U.S., and recognized revenue in the quarter. Third, we grew our project pipeline from 1 GW in the beginning of 2021 to over 1.3 GW by the end of Q1 2021, and further expanded our pipeline to ~1.6 GW by the end of the second quarter of 2021. Fourth, we were awarded 29 solar utility projects with the capacity of 1 MW each and 1 small utility scale project with the capacity of 4 MW in Poland’s electricity auction. These 30 projects are under Poland's Contract for Difference (CFD) regime and eligible for a 15-year guaranteed tariff. The projects are expected to be connected to the grid within the next two years.

In addition to strong bottom-line performance, we strengthened our financial position through debt reduction in the second quarter, retiring short-term debt of $11.8 million. As a result, we further improved our capital structure with a debt-to-assets ratio of 16%. Our balance sheet remains healthy with a large cash position of $286 million. We intend to use this cash to expand our solar project pipeline, further penetrate the solar-plus-storage market, for working capital, and for potential strategic M&A opportunities.

Further executing our growth plan, we recently signed a strategic partnership agreement with Emeren, a London, United Kingdom-based project developer specializing in the development of renewable energy power plants in Europe and other international markets. We will co-develop ground-mounted solar projects in Italy, with a pipeline of several transactions scheduled for 2021. As part of the agreement, ReneSola Power and Emeren intend to develop projects in a broad range of sizes across Italy, with a target of reaching 110 MW shovel-ready projects by 2022.

Our expanding pipeline of business activity indicates robust demand for project development, and we remain optimistic about our multi-year growth prospects. In the rest of this letter, we will describe in more detail our strong position today, and prospects for robust growth tomorrow.

Large and Growing Market Opportunity

The global solar power project development business is large and continues to grow. Industry market research estimates that by 2040, the share of renewables in the energy market will increase to around 30% and globally will become the single largest source of power generation. Europe continues to lead the way in terms of penetration of renewables. Renewable energy is expected to account for more than 50% of the European energy market by 2040. Europe, the U.S., and China are expected to be the three key markets driving the growth of renewables for many years in the future.

With our focus on Europe, the U.S., and China, we believe we are strategically positioned for growth. Europe, U.S., and China all have new carbon neutral emissions policy targets. In Europe, we have major development activities across Poland, Hungary, Spain, France, Germany, the U.K. and Italy. Beyond these countries, we are actively pursuing other emerging markets in Europe including the Czech Republic. In the U.S., our late-stage projects include community solar projects in Minnesota, Maine, and New York. Additionally, we have projects under development in Florida, Pennsylvania, Illinois, and California, and we operate utility projects in North Carolina. In China, our key geographic focus will be in the Yangtze River Delta area, which has attractive electricity tariffs and is one of the major metropolitan areas designated to play a pivotal role in the country’s future economic growth. As discussed previously, we intend to expand our IPP assets, where we are taking a disciplined approach and selectively adding high-quality and profitable projects to the pipeline. In addition, we have built a late-stage pipeline of 88 MW of DG projects located in various provinces across China, including Zhejiang, Jiangsu, Anhui, etc.

Our Project Development business benefits from an intense focus on small-scale projects in diverse jurisdictions with a high PPA/FIT price that generates attractive returns. As of June 30, 2021, our quality mid-to-late-stage pipeline was 1.6 GW, up from 1.3 GW in the first quarter of 2021. We continue to focus on profitable markets, including the U.S. and Europe, where we see tremendous growth opportunities with high-quality projects.

Importantly, we are committed to adding incremental projects in our core markets to reach 2 GW by the end of 2021. We are confident that we can achieve this target because our teams around the world are (1) dedicated, skilled, and experienced; and (2) supported by the foundation of our strong balance sheet.

Pipeline Target	Capacity (MW)
U.S.	500.0
Poland	400.0
Spain	400.0
U.K.	250.0
Germany and Italy	200.0
China	100.0
France	100.0
Hungary	50.0
Total	2,000.0

Q2 2021 Financial Highlights: Solid Profitability and Fortress Balance Sheet

	Q2’21 ($ millions)	Q1’21 ($ millions)	Q/Q Change
Revenue	$18.5	$22.8	-19%
GAAP gross profit	$11.3	$6.8	+66%
GAAP operating income	$7.3	$4.1	+79%
Non-GAAP operating income	$8.8	$4.6	+90%
EBITDA	$9.5	$3.9	+143%
Adjusted EBITDA	$10.0	$6.1	+66%
GAAP net income attributed to ReneSola Power	$7.0	$0.8	+798%
Non-GAAP net income attributed to ReneSola Power	$7.5	$3.0	+149%

•	Revenue was $18.5 million, down from $22.8 million in the first quarter of 2021:

Revenue Breakdown	Q2’21 Revenue ((US$'000)	% of Total Revenue
Project Development	$12,805	69.1%
IPP	$5,645	30.5%
Others	$81	0.4%
Total	$18,521	100.0%

o	“IPP” consists mainly of the sale of electricity in China.
o	“Other” refers to operations and maintenance.

•	Gross margin was 61.0%, compared to 29.9% in the first quarter of 2021 and 28.4% in the second quarter of 2020;
•	Net income attributed to ReneSola Power was $7.0 million, compared $0.8 million in the first quarter of 2021 and $3.1 million in the second quarter of 2020;
•	Non-GAAP[1] net income attributed to ReneSola Power was $7.5 million, compared to $3.0 million in the first quarter of 2021 and $3.6 million in the second quarter of 2020;
•	Sold 38 MW of projects in Poland and 5 MW of solar projects in Maine;

Attractive Profit-Optimized Project Pipeline

The development pipeline is strong, ending the second quarter with late-stage projects of approximately 1.6 GW, and about 15 MW under construction. We believe this pipeline portfolio is attractive due to its broad geographic diversification.

Late-stage projects include those with the legal right to develop based on definitive agreements, including those held by project Special Purpose Vehicles (“SPVs”) or joint-venture project SPVs whose controlling power belongs to us.

The following table highlights our late-stage project pipeline by location:

Project Location	Mid-to-Late stage (MW)	Under Construction (MW)
U.S.	470.0	--
Poland	339.0	8.0
U.K.	281.0	--
Spain	216.0	--
France	100.0	--
China	88.0	3.0
Germany	62.0	--
Hungary	42.0	4.0
Total	1,598.0	15.0

1 Reconciliations to U.S. generally accepted accounting principles (“GAAP”) financial measures from non-GAAP financial measures are presented below under “Use of Non-GAAP Financial Measures” in Appendix 4.

Strong Global Performance and Outlook

United States

Our quality mid-to-late-stage projects total 470 MW, of which 82MW are community solar projects in Minnesota, Maine, and New York. Additionally, we have projects under development in Florida, Pennsylvania, Illinois and California. Meanwhile, we operate 24.1 MW of utility projects in North Carolina.

US: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
MN-VOS-2	MN	10.0	Community Solar	Under Development	2021/2022	Project Development
New York	NY	50.0	Community Solar	Under Development	2021/2022	Project Development
Florida	FL	100.0	Utility Scale	Under Development	2022/2023	Project Development
Maine	ME	22.0	DG & Community Solar	Under Development	2021/2022	Project Development
Welcome Solar Portfolio	PA	70.0	Utility Scale	NTP in Q3/Q4	2021/2022	Project Development
California	CA	28.0	DG/Small-scale Utility/ Battery Storage	PPA signed, mid-stage development	2022/2023	Project Development
Illinois	IL	50.0	Utility Scale	Under Development	2023/2024	Project Development
California	CA	140.0	Large-scale PV/storage	PPA negotiations	2024/2025	Project Development
Total		470.0

Poland

Business momentum accelerated in recent months. As of June 30, 2021, we had ~339 MW of projects in our development pipeline.

Poland: Mid-to-Late-stage Pipeline	Project	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2019 Dec	8 individual projects, 1MW each	8.0	Ground-mounted	Under Development	2021	Build-Transfer
Auction 2020 Q4	38 individual projects, 1MW each	38.0	Ground-mounted	Under Development	2021/2022	Build-Transfer
Auction 2021 Q3	40 individual projects, 1MW each	33.0	Ground-mounted	Under Development	2022/2023	Build-Transfer
Auction 2022	Include both small-and-large-scale projects	~260.0	Ground-mounted	Under Development	2023/2024	Build-Transfer
Total		~339.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has a total capacity to 42 MW. These projects are under development.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio with PPAs	Hungary	8.0	Ground- mounted	Ready-to-Build	2021/2022	Build-Transfer
Portfolio without PPAs	Hungary	34.0	Ground- mounted	Under Development	2021/2022	Build-Transfer
Total		42.0

France

In France, we have a project pipeline of 100 MW, all of which are ground-mounted projects.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Project Portfolios	France	70.0	Ground mounted	Under Development	2021/2022	Project Development
Project Portfolios	France	30.0	Ground mounted	Under Development	2021/2022	Project Development
Total		100.0

Spain

We have a late-stage pipeline of 216 MW of ground-mounted projects located in various regions across Spain.

Spain: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Caravaca	Murcia	6.0	Ground-mounted	Under Development	2021	Project Development
Altajero	Murcia	6.0	Ground-mounted	Under Development	2022	Project Development
Abanilla	Alicante	4.0	Ground-mounted	Under Development	2022	Project Development
Pedrera	Alicante	10.0	Ground-mounted	Under Development	2022	Project Development
Serrata	Alicante	10.0	Ground-mounted	Under Development	2022	Project Development
Project Portfolio	Spain	180.0	Ground-mounted	Under Development	2023/2024	Project Development
Total		216.0

Germany

We have secured a late-stage pipeline of 62 MW of ground-mounted projects now under development.

Project Pipeline	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Project Portfolios -Kentzlin	12.0	Ground-mounted	Under Development	2022	Build-Transfer
Project Portfolios -Vodasun	50.0	Ground-mounted	Under Development	2023	Build-Transfer
Total	62.0

U.K.

We have a late-stage pipeline of 281 MW of ground-mounted projects under development.

Project Pipeline	Capacity (MW)	Project Type	Status	Expected COD	Business Model
UK- Novergy	212.0	Solar only	Under Development	2022/2023	Project Development
UK- Innova	69.0	Solar-plus-storage	Under Development	2021/2022	Project Development
Total	281.0

China

We have a late-stage pipeline of 88 MW of DG projects located in various provinces across China.

Late-stage Pipeline Type	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
China DG	Zhejiang	19.0	Net Metering	Under Development	2021	IPP
China DG	Jiangsu	40.0	Net Metering	Under Development	2021/2022	IPP
China DG	Anhui	13.0	Net Metering	Under Development	2021/2022	IPP
China DG	Other	16.0	Net Metering	Under Development	2021/2022	IPP
Total		88.0

Operating Assets and Completed Projects for Sale

We currently own 170 MW of operating projects, of which we operate 145.8 MW of rooftop projects in China, and 24.1 MW in the U.S. The China rooftop solar projects are concentrated in several attractive eastern provinces with Commercial and Industrial (C&I) off-takers.

Operating Assets	Capacity (MW)
China DG	145.8
- Zhejiang	34.7
- Henan	46.1
- Anhui	30.9
- Hebei	16.9
- Jiangsu	10.8
- Shandong	2.0
- Fujian	4.4
United States	24.1
Total	169.9

Second Quarter 2021 Financial Details

Revenue

Second quarter revenue was $18.5 million, down both sequentially and year-over-year. Revenue from Project Development was largely driven by the sale of solar projects in Poland and Maine. Energy sales were mostly from the 55.1 million KWh generated by our rooftop DG projects in China and the U.S.

By their nature, project sales are large with unpredictable timing, and quarterly revenue will often fluctuate significantly. The Company measures its success in project development by 1) focusing on profit performance, and 2) achieving attractive rates of pipeline growth.

	Q2’21 Revenue	% of Total
Revenue by Region	(US$’000)	Revenue
Europe	$10,145	54.7%
US	$3,169	17.1%
China	$5,217	28.2%
Total	$18,531	100.0%

Gross Profit and Gross Margin

Gross profit was $11.3 million in the second quarter of 2021, yielding a gross margin of 61.0%. Importantly, the Company was not affected by material cost increases in the solar supply chain. This result compares to a gross profit of $6.8 million and gross margin of 29.9% in the first quarter of 2021, and a gross profit of $7.4 million and gross margin of 28.4% in the second quarter of 2020.

Operating Expense and Operating Income

Operating expenses in the second quarter of 2021 were $4.0 million, up both sequentially and year-over-year. Sales and marketing expenses of $286,000 were up both sequentially and year-over-year. General and administrative expenses of $3.0 million were also up both sequentially and year-over-year. Other operating expenses was $721,000, which was mainly related to the cancellation of project assets in the U.S.

Second quarter 2021 operating income was $7.3 million, compared to $4.1 million in Q1 2021 and $4.6 million in the second quarter of 2020. Non-GAAP operating income in the second quarter of 2021 was $8.8 million, compared to non-GAAP operating income of $4.6 million in the first quarter of 2021 and $6.0 million in the second quarter of 2020.

Net Income

In the second quarter of 2021, net income attributed to ReneSola Power was $7.0 million, compared to $0.8 million in the first quarter of 2021 and $3.1 million in the second quarter of 2020. Net income per ADS was $0.10 in the second quarter of 2021, compared to $0.01 in the first quarter of 2021 and $0.06 in the second quarter of 2020.

Non-GAAP net income attributed to ReneSola Power in the second quarter of 2021 was $7.5 million, compared to $3.0 million in the first quarter of 2021 and $3.6 million in the second quarter of 2020. Non-GAAP net income per ADS was $0.11, compared to $0.05 in the first quarter of 2021 and $0.08 in the second quarter of 2020.

Financial Position

Cash and equivalents were $286.0 million as of June 30, 2021, compared to $301.0 million as of March 31, 2021. Total current assets (as disclosed in appendix 2) were $357.1 million as of June 30, 2021, compared to $370.2 million as of March 31, 2021. Long-term borrowings were $69,000 as of June 30, 2021, which was flat when compared to the first quarter ended March 31, 2021. Our long-term failed sale-lease back and finance lease liabilities associated with the financial leasing payables for rooftop projects in China were $36.0 million as of June 30, 2021, compared to $38.7 million as of March 31, 2021. Short-term borrowings were nil as of June 30, 2021, down from $800,000 as of March 31, 2021, and debt to asset ratio is only 16%.

Cash flow provided by operating activities was $602,000 in the second quarter of 2021. Cash flow used in investing activities was $753,000. Cash flow used in financing activities was $14.3 million. Net asset value (or NAV) equals $6.05 per share.

Outlook

For full year 2021, while we continue to expect revenue in the range of $90 to $100 million, we are raising our gross margin outlook and expect gross margin to exceed 30%, compared to prior guidance of over 25%. Additionally, we expect a profitable 2021 with robust profit growth compared to 2020. This outlook reflects our strategy to focus on profitability and bottom-line growth.

For the third quarter of 2021, we expect revenue to be in the range of $19 to $21 million and gross margin in the range of 36% to 40%.

Conclusion

We believe our strategic focus on the U.S., Europe and China will enable us to become a global leader in project development and produce positive results. We are operating efficiently and profitably, delivering high returns, and generating strong cash flow. With our talented team, diversified geographic coverage and track record of success at every stage of project development, we believe we are in a solid position to deliver profitable growth in the years ahead.

I would like to thank our employees for their hard work and dedication. I also want to thank our customers, partners and shareholders for their continued support and confidence in ReneSola Power.

Second Quarter 2021 Earnings Results Conference Call

We will host a conference call today to discuss our second quarter 2021 business and financial results. The call is scheduled to begin at 4:30 p.m. U.S. Eastern Time on Monday, August 30, 2021 (4:30 a.m. China Standard Time on Tuesday, August 31, 2021.)

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/2883696

A replay of the conference call may be accessed by phone at the following numbers until September 7, 2021. To access the replay, please reference the conference passcode 2883696.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at http://www.renesolapower.com.

Sincerely,

Yumin Liu

Chief Executive Officer

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In the United States:

ReneSola Power

Mr. Adam Krop

 +1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Power

Ms. Ella Li

+86 (21) 6280-9881 x8004

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

Appendix 1: Unaudited Consolidated Statements of Income

 RENESOLA LTD

 Unaudited Consolidated Statements of Operations

 (US dollars in thousands, except ADS and share data)

	Three Months Ended			Six Months Ended
	Jun 30, 2021	Mar 31, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Net revenues	18,531	22,775	26,190	41,306	47,352
Cost of revenues	(7,235)	(15,975)	(18,756)	(23,210)	(38,557)
Gross profit	11,296	6,800	7,434	18,096	8,795

Operating (expenses)/income:
Sales and marketing	(286)	(125)	(135)	(411)	(203)
General and administrative	(2,996)	(2,749)	(1,784)	(5,745)	(3,833)
Impairment of long-lived assets	-	-	(1,013)	-	(1,093)
Other operating (expenses)/income	(721)	158	64	(563)	(239)
Total operating expenses	(4,003)	(2,716)	(2,868)	(6,719)	(5,368)

Income from operations	7,293	4,084	4,566	11,377	3,427
Non-operating (expenses)/income:
Interest income	603	520	185	1,123	392
Interest expense	(1,009)	(1,501)	(1,657)	(2,510)	(3,263)
Foreign exchange (losses)/gains	619	(1,878)	564	(1,259)	(1,565)
Total non-operating (expenses)/income	213	(2,859)	(908)	(2,646)	(4,436)

Income/(loss) before income tax	7,506	1,225	3,658	8,731	(1,009)

Income tax (expense)/benefit	75	(401)	(130)	(326)	(140)
Income/(loss), net of tax	7,581	824	3,528	8,405	(1,149)

Less: Net income attributed to non-controlling interests	628	50	441	678	158
Net income/(loss) attributed to ReneSola Ltd	6,953	774	3,087	7,727	(1,307)

Income/(loss) attributed to ReneSola Ltd per ADS
Basic	0.10	0.01	0.06	0.11	(0.03)
Diluted	0.10	0.01	0.06	0.11	(0.03)

Weighted average number of ADS used in computing income/(loss) per ADS*

Basic	69,750,857	66,581,741	48,081,890	69,750,857	48,081,890
Diluted	70,554,191	67,273,809	48,081,890	70,554,191	48,081,890

*Each American depositary shares (ADS) represents 10 common shares

Appendix 2: Unaudited Consolidated Statements of Balance Sheet

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Jun 30,	Mar 31,	Jun 30,
	2021	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	286,016	300,990	11,284
Restricted cash	-	1	782
Accounts receivable, net of allowances for doubtful accounts	35,754	32,241	24,271
Advances to suppliers, net	1,309	1,494	2,725
Value added tax recoverable	3,883	3,761	5,252
Prepaid expenses and other current assets	12,273	13,831	7,414
Project assets current	17,900	16,358	8,009
Assets held for sale	-	1,506	8,630
Total current assets	357,135	370,182	68,367

Property, plant and equipment, net	120,189	118,686	136,959
Deferred tax assets, net	766	753	759
Project assets non-current	3,438	2,571	5,827
Goodwill	1,023	1,023	-
Operating lease right-of-use assets	21,821	22,131	22,118
Finance lease right-of-use assets	25,266	25,375	24,114
Other non-current assets	29,596	26,418	19,884
Total assets	559,234	567,139	278,028

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	-	800	31,459
Bond payable current	-	10,957	-
Accounts payable	4,058	4,572	6,732
Advances from customers	1,057	466	81
Amounts due to related parties	6,702	6,504	2,794
Other current liabilities	9,468	12,473	17,810
Income tax payable	542	920	800
Salary payable	326	286	355
Operating lease liabilities current	1,482	1,367	482
Failed sale-lease back and finance lease liabilities current	12,824	11,211	10,670
Liabilities held for sale	-	1,520	4,721
Total current liabilities	36,459	51,076	75,904

Long-term borrowings	69	69	2,995
Operating lease liabilities non-current	19,706	20,117	21,202
Failed sale-lease back and finance lease liabilities non-current	35,994	38,713	41,828
Total liabilities	92,228	109,975	141,929

Shareholders' equity
Common shares	848,524	848,374	530,208
Additional paid-in capital	8,197	7,981	9,891
Accumulated deficit	(431,839)	(438,793)	(443,654)
Accumulated other comprehensive loss	(2,885)	(4,240)	(2,799)
Total equity attributed to ReneSola Ltd	421,997	413,322	93,646
Noncontrolling interest	45,009	43,842	42,453
Total shareholders' equity	467,006	457,164	136,099

Total liabilities and shareholders' equity	559,234	567,139	278,028

Appendix 3: Unaudited Consolidated Statements of Cash Flow

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollars in thousands)

	Three Months Ended
	Jun 30, 2021	Mar 31, 2021	Jun 30, 2020
Net cash provided by (used in) operating activities	602	(10,472)	5,359

Net cash provided by (used in) investing activities	(753)	26,097	148

Net cash provided by (used in) financing activities	(14,288)	244,846	(9,398)

Effect of exchange rate changes	(536)	(156)	(583)
Net increase (decrease) in cash and cash equivalents and restricted cash	(14,975)	260,315	(4,474)
Cash and cash equivalents and restricted cash, beginning of the period	300,991	40,676	16,576
Cash and cash equivalents and restricted cash held for sale	-	-	(36)
Cash and cash equivalents and restricted cash, end of the period	286,016	300,991	12,066

Appendix 4

Use of Non-GAAP Financial Measures

To supplement ReneSola Power’s financial statements presented on a GAAP basis, ReneSola Power provides non-GAAP financial data as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•Non-GAAP net income/ (loss) attributed to ReneSola Power represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus one-time OCI settlement, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Power divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

RENESOLA LTD

GAAP to Non-GAAP Reconciliation

(US dollar in thousands)

	Three months ended			Six Months Ended
	Jun 30, 2021	March 31, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Reconciliation of Revenue
GAAP Net revenue	$18,531	$22,775	$26,190	$41,306	$47,352
Add: Discount of electricity subsidy in China	353	32	267	385	395
Non-GAAP Net revenue	$18,884	$22,807	$26,457	$41,691	$47,747

GAAP Gross Margin
US. GAAP as reported	$11,296	$6,800	$7,434	$18,096	$8,795
Add: Discount of electricity subsidy in China	353	32	267	385	395
Non-GAAP Gross Margin	$11,649	$6,832	$7,701	$18,481	$9,190

Reconciliation of operating expenses
GAAP operating expenses	$(4,003)	$(2,716)	$(2,868)	$(6,719)	$(5,368)
Add: Share based compensation	335	211	85	546	178
Add: Bad debt provision of receivables	-	-	-	-	(15)
Add: Impairment of long-lived assets	-	-	1,013	-	1,093
Add: Cancellation of project assets	839			839	-
Add: Loss on disposal of project assets	-	286	-	286	-
Add: Loss on disposal of property, plant and equipment	-	-	22	-	220
Less: Gains on disposal of property, plant and equipment	(66)	-	-	(66)	-
Non-GAAP operating expenses	$(2,895)	$(2,219)	$(1,749)	$(5,114)	$(3,892)

Reconciliation of Operating Income
GAAP Operating Income	$7,293	$4,084	$4,566	$11,377	$3,427
Add: Discount of electricity subsidy in China	353	32	267	385	395
Add: Share based compensation	335	211	85	546	178
Add: Bad debt provision of receivables	-	-	-	-	(15)
Add: Impairment of long-lived assets	-	-	1,013	-	1,093
Add: Cancellation of project assets	839	-	-	839	-
Add: Loss on disposal of project assets	-	286	-	286	-
Add: Loss on disposal of property, plant and equipment	-	-	22	-	220
Less: Gains on disposal of property, plant and equipment	(66)	-	-	(66)	-
Non-GAAP Operating Income	$8,754	$4,613	$5,952	$13,367	$5,298

Reconciliation of Net income attributed to ReneSola Ltd
GAAP Net income attributed to ReneSola Ltd	$6,953	$774	$3,087	$7,727	$(1,307)
Add: Discount of electricity subsidy in China	211	19	160	230	236
Add: Share based compensation	335	211	85	546	178
Add: Bad debt provision of receivables	-	-	-	-	(15)
Add: Impairment of long-lived assets	-	-	972	-	1,020
Add: Cancellation of project assets	839	-	-	839	-
Add: Loss on disposal of project assets	-	286	-	286	-
Add: Loss on disposal of property, plant and equipment	-	-	13	-	132
Less: Gains on disposal of property, plant and equipment	(40)	-	-	(40)	-
Less: Interest income of discounted electricity subsidy in China	(178)	(156)	(114)	(334)	(220)
Add: Foreign exchange loss/(gain)	(619)	1,878	(564)	1,259	1,565
Non-GAAP Net income attributed to ReneSola Ltd	$7,502	$3,012	$3,639	$10,514	$1,590

Appendix 5: Adjusted EBITDA

ReneSola Ltd

Adjusted EBITDA

(US dollars in thousands)

	Three months ended			Six Months Ended
	Jun 30, 2021	Mar 31, 2021	Jun 30, 2020	Jun 30, 2021	Jun 30, 2020
Net Income	7,581	824	3,528	8,405	(1,149)
Income tax expenses	(75)	401	130	326	140
Interest expenses, net of interest income	406	981	1,472	1,387	2,871
Depreciation & Amortization	1,559	1,697	1,793	3,256	3,559
EBITDA	9,471	3,903	6,923	13,374	5,421

Discount of electricity subsidy in China	353	32	267	385	395
Share based compensation	335	211	85	546	178
Bad debt provision of receivables	-	-	-	-	(15)
Impairment of long-lived assets	-	-	1,013	-	1,093
Cancellation of project assets	839	-	-	839	-
Loss on disposal of project assets	-	286	-	286	-
Loss on disposal of property, plant and equipment	-	-	22	-	220
Gains on disposal of property, plant and equipment	(66)	-	-	(66)	-
Interest income of discounted electricity subsidy in China	(298)	(260)	(190)	(558)	(367)
Foreign exchange loss/(gain)	(619)	1,878	(564)	1,259	1,565

Adjusted EBITDA	10,015	6,050	7,555	16,065	8,491